CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,671,000	$364.32

Pricing supplement no. 1486
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Registration Statement No. 333-177923 Dated June 14, 2013 Rule 424(b)(2)

Structured Investments	$2,671,000 Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index due June 19, 2018

General

•	The notes are designed for investors who seek unleveraged exposure to the appreciation of the S&P 500® Index, up to the Maximum Return of 50.00% at maturity, and Contingent Interest Payments as described below. Investors should be willing to forgo fixed interest and dividend payments and, if the Ending Index Level is less than 75% of the Initial Index Level, which we refer to as the Trigger Level, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	We will make a Contingent Interest Payment with respect to each annual Review Date for which the Index closing level is greater than or equal to 100% of the Initial Index Level, which we refer to as the Interest Barrier. No Contingent Interest Payment will be made with respect to any Review Date for which the Index closing level is less than the Interest Barrier. As a result, you must be willing to accept the risk of not receiving any Contingent Interest Payment for extended periods of time or even throughout the entire term of the notes.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 19, 2018†
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on June 14, 2013 and are expected to settle on or about June 19, 2013.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Contingent Interest Payments:

If the Index closing level on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $25.00 (equivalent to an interest rate of 2.50% per annum).

If the Index closing level on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. No Contingent Interest Payment will be payable on the maturity date.

Interest Rate:	2.50% per annum, if applicable
Interest Barrier:	100% of the Initial Index Level
Trigger Level:	75% of the Initial Index Level
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return), subject to the Maximum Return
If the Ending Index Level is greater than or equal to the Trigger Level, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Trigger Level , you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the Ending Index Level is less than the Trigger Level, you will lose more than 25% of your principal amount and may lose all of your principal amount at maturity.
Maximum Return:	50.00%, which entitles you to a maximum payment at maturity of $1,500 per $1,000 principal amount note
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1,626.73
Ending Index Level:	The Index closing level on the Observation Date
Review Dates†:	June 16, 2014, June 15, 2015, June 14, 2016 and June 14, 2017
Interest Payment Dates†:	With respect to each Review Date, the third business day after that Review Date
Observation Date†:	June 14, 2018
Maturity Date†:	June 19, 2018
CUSIP:	48126DR50
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Capped Contingent Trigger Equity Notes with Contingent Interest involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$38.13	$961.87
Total	$2,671,000	$101,845.23	$2,569,154.77
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $38.13 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $932.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 14, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated May 22, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

•	the “Description of Notes — Interest Payments” section in the accompanying product supplement no. 4-I is deemed deleted in its entirety. We will make Contingent Interest Payments, if any, as described under “Key Terms — Contingent Interest Payments” on the cover of this pricing supplement. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date; and
•	the fourth paragraph of “General Terms of Notes — Payment upon an Event of Default” in the accompanying product supplement no. 4-I is deemed deleted in its entirety.
JPMorgan Structured Investments —	PS-1
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index

Selected Purchase Considerations

•	CAPPED, UNLEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return at maturity equal to the Index Return, up to the Maximum Return of 50.00%, for a maximum payment at maturity of $1,500 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is greater than or equal to the Trigger Level. If the Ending Index Level is less than the Trigger Level, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, you will lose more than 25% of your principal amount and may lose all of your principal amount at maturity.
•	ANNUAL CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each annual Review Date of $25.00 per $1,000 principal amount note (equivalent to an interest rate of 2.50% per annum). If the Index closing level on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Index closing level on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. No Contingent Interest Payment will be payable on the maturity date. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase with the same maturity as the notes. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date.
•	RETURN LINKED TO THE S&P 500® INDEX — The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Except where otherwise indicated, the remainder of this discussion assumes that this treatment is respected.

The gain or loss on your notes (not including any Contingent Interest Payments or any sale proceeds treated as attributable thereto) should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain. We intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat any Contingent Interest Payments with respect to the notes as ordinary income. Assuming this treatment is respected, your basis in your notes should equal the amount you paid to acquire them.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. (In the case of the notes, any such accrual, if required, could result in your recognizing income in excess of the Contingent Interest Payments.) The notice also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and a withholding agent may withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). In the event of such withholding, we will not be required to pay any additional amounts with respect to amounts so withheld. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments —	PS-2
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Trigger Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Accordingly, under these circumstances, you will lose more than 25% of your principal amount and may lose all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN PLUS ANY CONTINGENT INTEREST PAYMENTS — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 50.00%, regardless of the appreciation in the Index, which may be significant. In addition, if the Index closing level on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment of $25.00 per $1,000 principal amount note (equivalent to an interest rate of 2.50% per annum) on the applicable Interest Payment Date, regardless of any appreciation in the Index.
•	THE NOTES DO NOT PROVIDE FOR REGULAR INTEREST PAYMENTS AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Index. We will make a Contingent Interest Payment with respect to a Review Date only if the Index closing level on that Review Date is greater than or equal to the Interest Barrier. If the Index closing level on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. In addition, no Contingent Interest Payment will be payable on the maturity date. Accordingly, if the Index closing level on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE — If the Ending Index Level is less than the Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation of the Index. Because the Ending Index Level will be determined based on the Index closing level on a single day near the end of the term of the notes, the Index closing level at the maturity date or at other times during the term of the notes could be greater than or equal to the Trigger Level. This difference could be particularly large if there is a significant decrease in the Index closing level during the later portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Observation Date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes
JPMorgan Structured Investments —	PS-3
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	whether the Index closing level has been, or is expected to be, less than the Interest Barrier on any Review Date and whether the Ending Index Level is expected to be less than the Trigger Level;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
•	RISK OF THE INDEX CLOSING LEVEL FALLING BELOW THE INTEREST BARRIER OR THE TRIGGER LEVEL IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing level falling below the Interest Barrier or the Trigger Level will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
JPMorgan Structured Investments —	PS-4
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index

What Is the Return at Maturity on the Notes, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical return at maturity on the notes. The “return at maturity” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical return at maturity set forth below assumes an Initial Index Level of 1,600 and reflects the Maximum Return of 50.00% and the Trigger Level of 75.00%. The table and examples below do not reflect any Contingent Interest Payment that may be payable prior to maturity. Each hypothetical return at maturity set forth below is for illustrative purposes only and may not be the actual return at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Return at Maturity
2,880.00	80.00%	50.00%
2,720.00	70.00%	50.00%
2,560.00	60.00%	50.00%
2,400.00	50.00%	50.00%
2,240.00	40.00%	40.00%
2,080.00	30.00%	30.00%
1,920.00	20.00%	20.00%
1,840.00	15.00%	15.00%
1,760.00	10.00%	10.00%
1,680.00	5.00%	5.00%
1,640.00	2.50%	2.50%
1,600.00	0.00%	0.00%
1,520.00	-5.00%	0.00%
1,440.00	-10.00%	0.00%
1,280.00	-20.00%	0.00%
1,200.00	-25.00%	0.00%
1,199.84	-25.01%	-25.01%
1,120.00	-30.00%	-30.00%
960.00	-40.00%	-40.00%
800.00	-50.00%	-50.00%
640.00	-60.00%	-60.00%
480.00	-70.00%	-70.00%
320.00	-80.00%	-80.00%
160.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,600 to an Ending Index Level of 1,680.

Because the Ending Index Level of 1,680 is greater than the Initial Index Level of 1,600 and the Index Return of 5% does not exceed the Maximum Return of 50.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 1,600 to an Ending Index Level of 1,200.

Although the Index Return is negative, because the Ending Index Level of 1,200 is equal to the Trigger Level, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 1,600 to an Ending Index Level of 2,560.

Because the Ending Index Level of 2,560 is greater than the Initial Index Level of 1,600 and the Index Return of 60% exceeds the Maximum Return of 50.00%, the investor receives a payment at maturity of $1,500 per $1,000 principal amount note, the maximum payment at maturity on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1,600 to an Ending Index Level of 960. Because the Ending Index Level of 960 is less than the Trigger Level and the Index Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40% ) = $600

JPMorgan Structured Investments —	PS-5
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index

What Are the Contingent Interest Payments on the Notes, Assuming a Range of Performances for the Index?

If the Index closing level on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $25.00 (equivalent to an interest rate of 2.50% per annum). If the Index closing level on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. No Contingent Interest Payment will be payable on the maturity date.

We refer to the Interest Payment Date immediately following any Review Date on which the Index closing level is less than the Interest Barrier as a “No-Coupon Date.” The following table illustrates the hypothetical total Contingent Interest Payments over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$100.00
1 No-Coupon Date	$75.00
2 No-Coupon Dates	$50.00
3 No-Coupon Dates	$25.00
4 No-Coupon Dates	$0.00

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-6
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing levels from January 4, 2008 through June 14, 2013. The Index closing level on June 14, 2013 was 1,626.73. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical Index closing levels should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your principal or the payment of any interest.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk

JPMorgan Structured Investments —	PS-7
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index

Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Return at Maturity on the Notes, Assuming a Range of Performances for the Index?” and “What Are the Contingent Interest Payments on the Notes, Assuming a Range of Performances for the Index?” in this pricing supplement for illustrations of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the S&P 500® Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-8
Capped Contingent Trigger Equity Notes with Contingent Interest Linked to the S&P 500® Index